SO 2/24/16

16003092

SEC Mail Processing Section

FEB 23 2016

Washington DC 416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66643

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RMS

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TESSERA CAPITAL PARTNERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

421 Penbrooke Drive, Suite 12B
(No. and Street)

Penfield	NY	14526
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONNA DIMARIA — 585 364-3065
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name -- *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB

OATH OR AFFIRMATION

I, DONNA DIMARIA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of broker, as of 31-Dec 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DEBORAH ASSENZIO
Notary Public, State of New York
Registration #01AS6242673
Qualified In Monroe County
Commission Expires June 6, 2019

Donna DiMaria

CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Management statement regarding compliance with the exemption provisions for SEC Rule 15c3-3
- [x] (p) Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Tessera Capital Partners, LLC

Statement of Financial Condition

December 31, 2015

Tessera Capital Partners, LLC
Table of Contents
December 31, 2015

	PAGE
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statements	3-5

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Tessera Capital Partners, LLC

We have audited the accompanying statement of financial condition of Tessera Capital Partners, LLC (a limited liability company) as of December 31, 2015, and the related notes to the financial statements. Tessera Capital Partners, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tessera Capital Partners, as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 12, 2016

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

TESSERA CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash and cash equivalents	$	22,292
Accounts receivable		32,760
Other assets		3,976
Total assets	$	59,028

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	11,138
Total liabilities	$	11,138
Commitments and contingencies (note 4)		
Member's Equity	$	47,890
Total liabilities and member's equity	$	59,028

The accompanying notes are an integral part of this financial statement.

Tessera Capital Partners, LLC

Notes to Financial Statement
December 31, 2015

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are as follows:

Nature of Operations

Tessera Capital Partners, LLC ("the Company") was formed in June 2004 in the State of Delaware and is a limited liability company. The Company operates as a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides sales and marketing, marketing support, and client services for LLC's, LP's and/or investment managers with products, funds or strategies falling under the definition of Regulation D offerings, which includes products such as single strategy hedge funds, fund of fund vehicles and funds relating to real estate and private equity. In addition, the Company also provides investment advisory services.

Income Taxes

The Company is treated as a partnership for income tax purposes. The members of the Company are then taxed on their proportionate share of the Company's taxable income. Accordingly, the Company is not subject to federal income taxes. Accordingly, the Company's results of operations are presented without a provision for income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 12, 2016, which is the date the financial statements were issued, for possible disclosure and recognition in the financial statements.

Tessera Capital Partners, LLC

Notes to Financial Statement
December 31, 2015

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations and Credit Risk

The Company receives its fee income from customer transactions in accordance with the provisions specified in the contractual arrangements. Such provisions provide for timely payments of this income to the Company.

Off-Balance-Sheet Risk

The Company's bank account balances generally are not in excess of federally insured limits. At December 31, 2015, the Company does not hold any financial instruments with off-balance-sheet risk.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in checking accounts.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $16,954 which was $11,954 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .66 to 1.

NOTE 3 – REGULATION

The Company is registered as a broker/dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker/dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 4 – COMMITMENTS AND CONTIGENCIES

Office space is occupied under a lease on two year terms commencing September 1, 2015. This lease is effective through August 31, 2017. It has been renewed for the 2015-2017 period ended August 31, 2017 and may be renewed for one additional annual period unless terminated by either the Company or the landlord within 120 days prior to the termination of the annual period. The monthly rent as of December 31, 2015 under this lease is $1,042.

Future minimum payments required under the office space leases as of December 31, 2015 are as follows:

2016	$	12,566
2017		12,740
	$	25,306

NOTE 5 – CUSTOMER PROTECTION RULE

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i).

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) Tessera Capital Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Tessera Capital Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3 [(k)(2)(i)] (the "exemption provisions") and (2) Tessera Capital Partners, LLC stated that Tessera Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2015 without exception. Tessera Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tessera Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 12, 2016

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Tessera Capital Partners, LLC Exemption Report
Exemption Report Pursuant to SEC Rule 17a-5

Tessera Capital Partners, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

The Company met the identified exemption provisions in §240.15c3-3(k) throughout the most recent fiscal year ending December 31st, 2015, without exception.

I, Donna B. DiMaria, swear or affirm, that to my best knowledge and belief, this Exemption Report is true and correct.

By: Donna DiMaria

Title: CEO

Date: 2/19/2016